Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated October 7, 2016, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Infoblox Inc.

at

$26.50 Net Per Share

by

India Merger Sub, Inc.,

a direct wholly-owned subsidiary of

Delta Holdco, LLC,

a limited liability company affiliated with

Vista Equity Partners Fund VI, L.P.

India Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Delta Holdco, LLC (“Parent”), a Delaware limited liability company, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Infoblox Inc., a Delaware corporation (the “Company”), at a price of $26.50 per Share, net to the seller in cash, without interest thereon and less any applicable deductions or withholding taxes required by applicable law (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Parent is affiliated with Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership. Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other institution should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF NOVEMBER 4, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2016, by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Purchaser or the Company (as treasury stock), any wholly-owned subsidiary of Parent, Purchaser or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of November 4, 2016 (the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended, the “Expiration Date”) a number of Shares that, when added to the Shares if any, owned by Purchaser or its affiliates, represents in the aggregate at least one share more than 50% of the Shares outstanding as of the Expiration Time (the “Minimum Tender Condition”), (b) either (i) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from Bank of America, N.A. (“BofA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Royal Bank of Canada (“RBC”), RBC Capital Markets (“RBCCM”), Barclays (“Barclays”), Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank AG New York Branch (“DBNY”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and Macquarie Capital Funding LLC (“Macquarie Lender” and together with any of BofA, MLPFS, RBC, RBCCM, Barclays, DBSI, DBNY, Macquarie Capital and each of their designated affiliates, the “Debt Commitment Parties”), pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated by the Merger Agreement (the “Debt Financing”) (or any alternative financing) or (ii) the Debt Commitment Parties (or alternative financing providers) have irrevocably confirmed in writing to Parent that the Debt Financing will be funded and available at the closing of the Offer (if the equity financing is funded) in an amount sufficient to consummate the closing of the Offer (the foregoing condition is referred to as the “Financing Proceeds Condition”), (c) the fifteen (15) consecutive business day marketing period for the Debt Financing is completed, (d) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the obtainment of all applicable clearances and authorizations required by the antitrust laws of Germany (the “Regulatory Condition”), (e) there not being any applicable law, judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining or otherwise making illegal or prohibiting the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer (the “Restraint Condition”), and (f) the Merger Agreement having not been validly terminated in accordance with its terms and the Offer having not been terminated in accordance with the terms of the Merger Agreement (the “Termination Condition”). The Offer is also subject to a number of other conditions. Parent and Purchaser can waive some of the conditions to the Offer without the consent of the Company. Parent and Purchaser cannot, however, waive the Minimum Tender Condition, the Regulatory Condition, the Restraint Condition or the Termination Condition without the consent of the Company.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

On September 16, 2016, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) determined that the Offer, the Merger and the Transactions, taken together, are on terms that are fair to, advisable and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries); (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the acceptance by Purchaser for payment all Shares validly tendered and not validly withdrawn pursuant to this Offer (the “Acceptance Time”); (iii) resolved to recommend that the Company’s stockholders (other than the Parent and its subsidiaries) accept the Offer and tender their Shares to

Purchaser pursuant to the Offer; and (iv) to the extent permitted by applicable law, resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Purchaser, the Transactions or the Merger Agreement.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to adopt the Merger Agreement or consummate the Merger. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. Parent and Purchaser do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer.

Subject to the provisions of the Merger Agreement and applicable law, Purchaser expressly reserves the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition (as described in the Offer to Purchase), to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided that unless previously approved in writing by the Company, Purchaser will not (i) modify or waive the Minimum Tender Condition, the Regulatory Condition, the Termination Condition or the Restraint Condition, (ii) reduce the Per Share Amount, (iii) change the form of consideration to be paid in the Offer, (iv) reduce the number of Shares subject to the Offer, (v) add Tender Offer Conditions, or (vi) otherwise modify the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the Company or the stockholders of the Company or in any manner that delays or interferes with, hinders or impairs the consummation of the Offer.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the New York Stock Exchange applicable to the Offer or as may be required by any other governmental authority. If, as of the then-scheduled Expiration Time, any Tender Offer Condition is not satisfied and has not been waived, then, Purchaser may, in its discretion, and at the request of the Company, Purchaser will extend the Offer for one (1) or more periods of ten (10) business days per extension (or such longer or shorter periods as Parent and the Company mutually agree) until all such Tender Offer Conditions have been satisfied or waived. If, as of the then-scheduled Expiration Time, (i) Parent and Purchaser shall have waived the Financing Proceeds Condition, (ii) all of the Tender Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction and waiver of such conditions) and (iii) the Debt Financing (or any alternative financing) has not actually been received by Parent or Purchaser, then Purchaser may, in its sole discretion (and without the consent of the Company or any other person), extend the Offer for one or more consecutive periods of five (5) business days per extension (or such other period as Parent and the Company may mutually agree). If (i) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled Expiration Time and (ii) all of the Tender Offer Conditions have been satisfied or waived at the then-scheduled Expiration Time (other than the Minimum Tender Condition which need not be satisfied at such time and other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction and waiver of such conditions), then Purchaser and Parent will have a one-time right to extend the Offer for a period of five (5) business days (or such longer or shorter period as Parent and the Company may mutually agree). In addition, if, as of the then-scheduled Expiration Time, the Company, on the one hand, or Parent or Purchaser, on the other hand, brings or shall have brought any action to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other party, the Expiration Time shall be extended for the period during which the action is pending or such other time period established by the court presiding over such action, as the case may be.

In any case, Parent and Purchaser will not be (i) required to extend the Offer beyond 11:59 p.m. Pacific Time on March 15, 2017 (the “Outside Date”) or the valid termination of the Merger Agreement or (ii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the Outside Date without the prior written consent of the Company.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders of the Company, regardless of any delay in payment for such Shares. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after December 6, 2016, the date that is 60 days from the date of the Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided therein. Thereafter, except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of the Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Shares have been tendered for the account of an eligible institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares. All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Company stockholder. None of Purchaser, the Depositary, Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Offer to Purchase.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

October 7, 2016

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